Exhibit 99.1

Seanergy Maritime Announces Acquisition of its 17th Capesize Vessel with Prompt Delivery and Completion of Previously-Announced Vessel Sale

October 19, 2021 - Glyfada, Greece - Seanergy Maritime Holdings Corp. (the “Company”) (NASDAQ: SHIP) announced today that it has entered into a definitive agreement with an unaffiliated third party to purchase a Capesize vessel (the “Vessel”). In addition, the Company has recently completed the sale and delivery of its oldest Capesize vessel, the M/V Leadership, 2001-built, to its new owners.

The Vessel was built in 2010 at a reputable shipyard in Japan, has a cargo-carrying capacity of approximately 181,500 deadweight tons (“dwt”) and will be renamed M/V Dukeship. The M/V Dukeship is expected to be delivered within November 2021, subject to the satisfaction of certain customary closing conditions. Following her delivery, Seanergy’s fleet will increase to 17 Capesize vessels with an aggregate cargo capacity exceeding 3 million dwt.

The Vessel is fitted with a ballast water treatment system, while the special survey was recently completed by the current owner and, therefore, the Company does not anticipate incurring any significant off-hire or capital expenditures for this Vessel for the next two years.

The purchase price of $34.3 million is expected to be funded with cash on hand.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“I am very pleased to announce our 7th Japanese capesize acquisition within 2021. Our total investment since the beginning of our fleet expansion program in 2020 has reached $205 million.

The addition of the M/V Dukeship will further enhance our operating leverage as a leading pure-play Capesize company and, given the Vessel’s prompt delivery in a strong Capesize market, the acquisition is expected to be immediately accretive for our shareholders.

The spot Capesize market currently exceeds $60,000 per day, rendering the latest addition a high revenue-generating investment, while the forward curve indicates that the positive market trend will be sustained for the next years.”

Company fleet upon Vessel’s delivery:

Vessel Name	Vessel Class	Capacity (DWT)	Year Built	Yard	Employment
Patriotship	Capesize	181,709	2010	Imabari	T/C – fixed rate
Worldship	Capesize	181,415	2012	Koyo - Imabari	T/C – fixed rate
Hellasship	Capesize	181,325	2012	Imabari	T/C Index Linked
Fellowship	Capesize	179,701	2010	Daewoo	T/C Index Linked
Championship	Capesize	179,238	2011	Sungdong SB	T/C Index Linked
Partnership	Capesize	179,213	2012	Hyundai	T/C Index Linked
Knightship	Capesize	178,978	2010	Hyundai	T/C Index Linked
Lordship	Capesize	178,838	2010	Hyundai	T/C Index Linked
Goodship	Capesize	177,536	2005	Mitsui	Voyage/Spot
Friendship	Capesize	176,952	2009	Namura	T/C Index Linked
Tradership	Capesize	176,925	2006	Namura	T/C Index Linked
Flagship	Capesize	176,387	2013	Mitsui	T/C Index Linked
Gloriuship	Capesize	171,314	2004	Hyundai	T/C Index Linked
Geniuship	Capesize	170,057	2010	Sungdong SB	T/C Index Linked
Premiership	Capesize	170,024	2010	Sungdong SB	T/C Index Linked
Squireship	Capesize	170,018	2010	Sungdong SB	T/C Index Linked
Dukeship*	Capesize	181,453	2010	Japanese yard	N/A
Total / Average age		3,011,083	11.5

* delivery expected by mid-November 2021

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the US. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. Upon delivery of the M/V Dukeship, the Company's operating fleet will consist of 17 Capesize vessels with an average age of 11.5 years and aggregate cargo carrying capacity of approximately 3,011,083 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”, its Class A warrants under “SHIPW” and its Class B warrants under “SHIPZ”.

Please visit our company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; risks associated with the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Daniela Guerrero
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com